Regenerative Plant Based, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Regenerative Plant Based, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 9, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	20,019
Accounts Receivable	70,410
Inventory	139,999
Total Current Assets	230,428
Non-current Assets	
Furniture and Equipment, net of Accumulated Depreciation	179,033
Goodwill	1,175,170
Total Non-Current Assets	1,354,203
TOTAL ASSETS	1,584,631
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	642,755
Deferred Payroll Liabilities	198,536
Convertible Notes	961,000
Convertible Notes - Related Parties	350,150
Accrued Interest	30,988
Accrued Interest - Related Parties	10,938
Notes Payable	120,000
Notes Payable - Related Party	13,148
Total Current Liabilities	2,327,515
Long-term Liabilities	
Notes Payable	388,000
Total Long-Term Liabilities	388,000
TOTAL LIABILITIES	2,715,515
EQUITY	
Accumulated Deficit	(1,130,885)
Total Equity	(1,130,885)
TOTAL LIABILITIES AND EQUITY	1,584,631

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 3/17/2022 (Inception)	-	-	-	-	-
Issuance of Common Stock	1,000,000	-	-	-	-
Net Income (Loss)	-	-	-	(1,130,885)	(1,130,885)
Ending Balance 12/31/2022	1,000,000	-	-	(1,130,885)	(1,130,885)

Statement of Operations

	Short Year Ended December 31, 2022
Revenue	293,293
Cost of Revenue	459,270
Gross Profit	(165,977)
Operating Expenses	
Advertising and Marketing	21,539
General and Administrative	659,351
Consulting Fees from Related Party	253,168
Research and Development	18,901
Rent and Lease	8,400
Depreciation	18,143
Total Operating Expenses	979,502
Operating Income (loss)	(1,145,479)
Other Income	
Other	56,520
Total Other Income	56,520
Other Expenses	
Interest Expense	30,988
Interest Expense - Related Parties	10,938
Total Other Expenses	41,926
Earnings Before Income Taxes	(1,130,885)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(1,130,885)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(1,130,885)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	18,143
Accounts Payable and Accrued Expenses	67,529
Accrued Interest	30,988
Accrued Interest - Related Parties	10,938
Deferred Payroll Liabilities	198,536
Inventory	97,066
Accounts Receivable	71,133
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	494,333
Net Cash provided by (used in) Operating Activities	(636,552)
INVESTING ACTIVITIES	
Furniture & Equipment	
Acquisition of Assets, net of Assumed Liabilities	(214,728)
Net Cash provided by (used by) Investing Activities	(214,728)
FINANCING ACTIVITIES	
Proceeds from the Issuance of Debt	508,000
Proceeds from the Issuance of Debt - Related Party	13,148
Proceeds from the Issuance of Convertible Notes - Related Parties	350,150
Net Cash provided by (used in) Financing Activities	871,298
Cash at the beginning of period	-
Net Cash increase (decrease) for period	20,019
Cash at end of period	20,019

Regenerative Plant Based, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Regenerative Plant Based, Inc ("the Company") was formed in Delaware on March 17th, 2022. The Company produces and sells plant-based yogurt to distributors, which is then sold at retail locations throughout the U.S. The Company's headquarters is in Brooklyn, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Furniture & Equipment	7	197,176	(18,143)	-	179,033
Grand Total	**-**	**197,176**	**(18,143)**	**-**	**179,033**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $139,999 as of December 31st, 2022, consisting of raw materials of $87,763 and packaging of $52,236. The Company performs monthly inventory counts and values its inventory using the weighted average cost method of accounting.

Asset Purchase

On June 10th, 2022, the Company purchased for $214,728 substantially all of the assets and assumed certain liabilities of EVR Foods Inc. a Delaware corporation. The Company issued to EVR Foods Inc. 600,000 shares of Common Stock, which upon issuance constituted 60% of the outstanding shares of the Company and the Company paid various amounts including the following:

The following table summarizes the provisional purchase price allocation based on the estimated fair value of net assets acquired and liabilities assumed at the date of the agreement, which are subject to change within a measurement period of up to one year from the agreement date pursuant to ASC 805. The fair value of the cash and cash equivalents is based on the USD amount in the Company's bank account and payable totals are the agreed upon amounts in USD between each party.

Assets:	
Accounts Receivable	141,542
Inventory	237,065
Furniture & Equipment	197,196
Goodwill	1,175,170
Total Assets Acquired:	1,750,973
Liabilities:	
Notes Payable	568,000
Accounts Payable	691,422
Other Liabilities	276,823
Total Liabilities Assumed:	1,536,246
Total Purchase Price	214,728

Goodwill

Goodwill represents the excess of the purchase price over the fair value of its identifiable net assets acquired. Goodwill is recognized as of the acquisition date and is not amortized but is subject to impairment testing at least annually or more frequently if events or circumstances indicate potential impairment. The Company performs its goodwill impairment tests on an annual basis or when events or changes in circumstances occur that suggest potential impairment.

The Company determines goodwill impairment by comparing the fair value of the reporting unit to its carrying value, including goodwill. The fair value is estimated using various valuation techniques, including the income approach, market approach, or a combination of both, as appropriate. The Company considers market participant assumptions and estimates to determine the fair value of the reporting unit.

If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the excess amount. The impairment loss is measured as the difference between the carrying amount of goodwill and its implied fair value. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of its assets and liabilities, including unrecognized intangible assets, in a hypothetical analysis similar to a purchase price allocation. Any remaining fair value after allocating to identified and unrecognized net assets is attributed to goodwill.

The Company considers various factors in assessing potential impairment, including changes in the business environment, industry conditions, and the financial performance of the reporting unit. Additionally, the Company may consider qualitative factors such as adverse legal or regulatory developments, market conditions, and changes in the competitive landscape. When applicable, the Company performs a quantitative analysis to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount, indicating a potential impairment. As of December 31st, 2022, the Company does not believe there are any indicators of other than temporary impairment.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company paid $253,168 to a related party for consulting services that were provided.

The Company had a notes payable balance of $13,148 from a related party. The note does not accrue interest and is due on demand.

The Company has entered into several convertible note agreements with related parties totaling $350,150 for the purposes of funding operations. The interest on the notes is 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock during a change of control or qualified financing event. The Company accrued interest of $10,938 as of 2022 related to these notes.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes is 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock during a change of control or qualified financing event. The notes contain valuation caps of $3.5M. The balance of these third-party convertible notes were $961,000 as of December 31st, 2022. The Company accrued interest of $30,988 as of 2022 related to these notes.

In June 2022, the Company entered into an amended loan agreement with a third party with a balance of $568,000. The loan requires that beginning on June 1, 2022, and continuing on the first day of each calendar month thereafter through and including December 1, 2025, the Company shall make forty-four consecutive equal monthly payments of principal in the amount of $10,000 each, plus monthly payments of accrued but unpaid interest. The final payment due on the maturity date shall include all outstanding principal (in the anticipated amount of $128,000 provided that all monthly principal payments are made as and when due) and all accrued unpaid interest. The balance of the loan was $508,000 as of December 31st, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022	
Year	Amount
2023	1,444,297
2024	120,000
2025	268,000
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.001 per share. 1,000,000 shares were issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 9, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.